EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2013	2012	2011	2010	2009
	(in millions of dollars, except ratios)
Earnings

Income Before Income Tax	$1,205.2	$1,249.5	$333.3	$1,319.9	$1,283.9
Fixed Charges	175.1	169.8	165.5	163.1	146.2
Adjusted Earnings	$1,380.3	$1,419.3	$498.8	$1,483.0	$1,430.1

Fixed Charges

Interest and Debt Expense	$149.4	$145.4	$143.3	$143.3	$126.2
Interest Credited on Investment Products	10.2	9.7	9.4	8.9	8.4
Portion of Rents Deemed Representative of Interest	14.7	13.9	12.0	9.8	10.0
Other	0.8	0.8	0.8	1.1	1.6
Total Fixed Charges	$175.1	$169.8	$165.5	$163.1	$146.2

Ratio of Earnings to Fixed Charges	7.9	8.4	3.0	9.1	9.8